UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

STRATEGIC DIAGNOSTICS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
862700101
(CUSIP Number)
SRB Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6156
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS SRB Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,296,704

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,296,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,296,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA/PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,056,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,056,670

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,056,670

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		240,034

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,034

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,034

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,296,704

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,296,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,296,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		149,308[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,296,704

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,308

WITH	10	SHARED DISPOSITIVE POWER

2,296,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,446,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC/IN
1 Includes 16,021 shares of common stock of the issuer that may be acquired by Becker pursuant to immediately exercisable stock options.
2 Based upon 20,512,857 shares of common stock outstanding, including (i) 20,496,836 shares of common stock outstanding as of July 29, 2010, as disclosed in the Form 10-Q for the quarter ended June 30, 2010 filed by the issuer with the U.S. Securities and Exchange Commission on 08/06/2010, and (ii) 16,021 shares of common stock of the issuer that may be acquired by Becker pursuant to immediately exercisable stock options.

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,296,704

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,296,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,296,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC/IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on February 15, 2008, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 4, 2008, as amended and/or supplemented by Amendment No. 2 to the Schedule 13D filed on March 18, 2008 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The name of each person filing this statement and the place of organization or citizenship of such person is stated in Items 1 and 6 on the cover pages hereto. The principal business of SRB Greenway Opportunity Fund (QP), L.P., a Texas limited partnership (“QP Fund”), and SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“LP Fund”), is making investments. SRB Management, L.P., a Texas limited partnership (“SRB Management”), is denominated, and functions, as the general partner of each of QP Fund and LP Fund and may be deemed to control each of QP Fund and LP Fund and beneficially own securities owned by QP Fund and LP Fund. The principal business of SRB Management is serving as investment adviser and/or manager to QP Fund, LP Fund and other persons. BC Advisors, LLC, a Texas limited liability company (“BC Advisors”), is denominated, and functions, as the general partner of SRB Management and may be deemed to control SRB Management and beneficially own securities owned by SRB Management. The principal business of BC Advisors is serving as general partner of SRB Management. Steven R. Becker (“Becker”) and Matthew A. Drapkin (“Drapkin” and, together with QP Fund, LP Fund, SRB Management, BC Advisors and Becker, the “Reporting Persons”) are the co-managing members of BC Advisors and may be deemed to control BC Advisors and beneficially own securities owned by BC Advisors. The present principal occupation of each of Becker and Drapkin is serving as co-manager of BC Advisors. The principal office or business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201. During the last five years, no Reporting Person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“QP Fund and LP Fund have acquired an aggregate of 2,296,704 shares of common stock of the issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of $5,620,366.32 (excluding commissions). The source of funds for the purchase of common stock of the issuer was the general working capital of QP Fund and LP Fund.
Becker has acquired an aggregate of 133,287 shares of common stock of the issuer and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 16,021 shares of common stock of the issuer that may be acquired pursuant to immediately exercisable stock options. The shares of common stock and options were acquired in multiple awards from the issuer and in multiple open market transactions for an aggregate purchase price of $187,421.37 (excluding commissions). The source of funds for the purchase of common stock of the issuer was Becker’s personal funds.”
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer. Drapkin expressly disclaims beneficial ownership of any shares of common stock of the issuer that are directly owned by Becker.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
08/06/2010	Steven R. Becker	84,211		$1.6525	(1)	Open Market
08/09/2010	Steven R. Becker	4,241		$1.70	(2)	Open Market
08/10/2010	Steven R. Becker	2,800		$1.70	(3)	Open Market
(1)  Excludes commission of $0.015 per share.
(2)  Excludes commission of $0.02 per share.
(3)  Excludes commission of $0.02 per share.
Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.
(d) Not applicable.
(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2010	SRB MANAGEMENT, L.P.
	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-Managing Member

SRB GREENWAY OPPORTUNITY FUND (QP), L.P.
	By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-Managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.
	By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-Managing Member

BC ADVISORS, LLC
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-Managing Member

STEVEN R. BECKER
/s/ Steven R. Becker

MATTHEW A. DRAPKIN
/s/ Matthew A. Drapkin

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement (furnished herewith)